UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 21, 2019

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Resultados 4T18 4Q18 Results - Fibria Celulose S.A.

4Q18 Results Contents Key indicators............................................................................................................................... 3 Production and Sales ................................................................................................................... 3 Analysis of Results ....................................................................................................................... 4 Financial Income and Expenses .................................................................................................. 7 Net Income (Loss) ........................................................................................................................ 8 Debt ............................................................................................................................................. 9 Capital Expenditure .................................................................................................................... 11 Capital Markets .......................................................................................................................... 12 Appendix I – Gross Sales vs. Volume vs. Price ......................................................................... 13 Appendix II – Income Statement ................................................................................................ 14 Appendix III – Balance Sheet ..................................................................................................... 15 Appendix IV – Cash Flow ........................................................................................................... 16 Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)......... 17 Appendix VI – Financial and Operating Data ............................................................................. 18 2

4Q18 Results

The following stand-alone information pertains to Fibria Celulose S.A.

Key indicators

Key Figures	Unit	4Q18	3Q18	4Q17	4Q18 vs 3Q18	4Q18 vs 4Q17	2018	2017	2018 vs 2017
Pulp Production	000 t	1,761	1,809	1,659	-3%	6%	6,758	5,642	20%
Pulp Sales	000 t	1,440	1,988	1,897	-28%	-24%	6,787	6,212	9%
Net Revenues	R$ million	4,013	5,836	4,047	-31%	-1%	18,264	11,739	56%
Adjusted EBITDA[1]	R$ million	1,955	3,269	1,981	-40%	-1%	9,547	4,952	93%
EBITDA margin pro-forma[2]	%	54%	63%	57%	-9 p.p.	-3 p.p.	58%	49%	10 p.p.
Net Financial Result[3]	R$ million	432	(828)	(781)	-	-	(2,906)	(783)	271%
Net Income	R$ million	1,525	1,130	280	35%	444%	3,060	1,093	180%
Dividends paid	R$ million	(2,786)	(0)	(0)	-	-	(3,046)	(395)	671%
Gross Debt (US$)	US$ million	5,334	5,332	5,834	0%	-9%	5,334	5,834	-9%
Gross Debt (R$)	R$ million	20,667	21,351	19,299	-3%	7%	20,667	19,299	7%
Cash[4]	R$ million	6,547	8,630	6,968	-24%	-6%	6,547	6,968	-6%
Net Debt (R$)	R$ million	14,120	12,721	12,331	11%	15%	14,120	12,331	15%
Net Debt (US$)	US$ million	3,644	3,177	3,728	15%	-2%	3,644	3,728	-2%
Net Debt/EBITDA LTM	x	1.5	1.3	2.5	0.2	-1.0	1.5	2.5	-0.4
Net Debt/EBITDA LTM (US$)[5]	x	1.4	1.2	2.4	0.2	-1.0	1.4	2.4	-0.4

(1) Adjusted by non-recurring and non-cash items. | (2) Calculation excludes pulp sales from agreement with Klabin.
(3) Includes interest expenses, revenues from financial investments, mark-to-market of hedging instruments, monetary and exchange variation and others.
(4) Includes the hedge fair value. | (5) For covenants purposes.

Production and Sales

Production ('000 t)	4Q18	3Q18	4Q17	4Q18 vs 3Q18	4Q18 vs 4Q17	2018	2017	2018 vs 2017
Pulp	1,761	1,809	1,659	-3%	6%	6,758	5,642	20%
Sales Volume ('000 t)								
Domestic Market Pulp	164	192	184	-14%	-11%	704	662	6%
Export Market Pulp	1,275	1,797	1,712	-29%	-26%	6,083	5,550	10%
Total sales	**1,440**	**1,988**	**1,897**	**-28%**	**-24%**	**6,787**	**6,212**	**9%**

In 4Q18, pulp production was 1,761 thousand tons, down 3% from 3Q18 and up 6% from 4Q17. The increase in annual comparison is mainly due to the evolution of the ramp-up at Horizonte 2.

The calendar of maintenance and inspection shutdowns at Fibria units through 2020 follows:


2017
1Q17 2Q17 3Q17 4Q17
2018
1Q18 2Q18 3Q18 4Q18
2019
1Q19 2Q19 3Q19 4Q19
2020
1Q20 2Q20 3Q20 4Q20
Mills - capacity
Aracruz A - 590 kt
Aracruz B - 830 kt
Aracruz C - 920 kt
Jacareí - 1,100 kt
Três Lagoas L1 - 1,300 kt
Três Lagoas L2 - 1,950 kt
Veracel - 560(1) kt
No maintenance downtime
No maintenance downtime
No maintenance downtime
No maintenance downtime
12 months
15 months

(1) Veracel is a joint operation between Fibria (50%) and StoraEnso (50%) and the total capacity is 1,120 thousand ton/year
(2) In 2019 the downtime will take place at the end of the quarter, while in 2020, the Company expects the downtime for the beginning of April.

3

4Q18 Results

Sales volume came to 1,440 thousand tons, 28% and 24% lower compared to 3Q18 and 4Q17, respectively, due to the pressure from China on prices, which led Fibria to reduce its sales to Asia. In the quarter, sales volume from the agreement with Klabin totaled 135 thousand tons (3Q18: 229 thousand tons). In 4Q18, Europe accounted for 37% of net revenue, followed by North America (27%), Asia (25%) and Latin America (11%).

Analysis of Results

Net Revenues (R$ million)	4Q18	3Q18	4Q17	4Q18 vs 3Q18	4Q18 vs 4Q17	2018	2017	2018 vs 2017
Domestic Market Pulp	414	488	325	-15%	28%	1,637	1,026	60%
Export Market Pulp	3,576	5,322	3,700	-33%	-3%	16,530	10,621	56%
Total Pulp	**3,990**	**5,810**	**4,025**	**-31%**	**-1%**	**18,167**	**11,647**	**56%**
Portocel	23	26	22	-12%	3%	97	92	5%
Total	**4,013**	**5,836**	**4,047**	**-31%**	**-1%**	**18,264**	**11,739**	**56%**

Net revenue amounted to R$4,013 million in 4Q18, down 31% from 3Q18, largely due to lower sales volume (-28%) and the 4% depreciation of the average U.S. dollar against the Brazilian real. Compared to 4Q17, net revenue remained practically stable as result of the 17% depreciation in the average U.S. dollar exchange rate against the Brazilian real, the higher net pulp price in U.S. dollar (+12%), offset by the 24% decline in sales volume.

Cost of goods sold (COGS) declined 26% and 15% from 3Q18 and 4Q17, respectively, mainly due to the lower sales volume. In terms of COGS per ton, freight per ton decreased 7% from 3Q18, mainly due to the sales mix resulting from lower sales to Asia and the impact of the exchange rate. Compared to 4Q17, freight per ton increased 11%, chiefly explained by the stronger U.S. dollar against the Brazilian real (17%).

Pulp cash production cost in 4Q18 was R$ 638/t, up 9% from 3Q18, mainly due to the lower result from energy sales, higher wood costs due to higher specific consumption and higher labor costs (largely impacted by the resumption of a higher tax rate on payroll). Compared to 4Q17, cash cost increased 15%, primarily due to: (i) lower result from energy sales; (ii) higher wood cost, due to the higher average radius (4Q18: 261 km | 4Q18: 205 km), partially explained by the increased share of third-party wood from Losango; (iii) higher energy and chemical prices; and (iv) impact of the 17% appreciation of the U.S. dollar against the Brazilian real.


Cash Cost
(quarter)
(R$/t)
556
546
584
584
638
638
4Q17
3Q18
4Q18
with downtimes
ex-downtimes


Cash Cost
(year)
(R$/t)
637
618
647
619
2017
2018
with downtimes
ex-downtimes


Production Cash Cost
4Q18
Fixed costs
19%
Wood
46%
Input
35%
Variable costs
Fixed costs

4

4Q18 Results

Pulp Cash Cost ex-downtime (R$/ton)


618
122
182
314
(20)
29
(8)
619
114
211
294
2017 Cash Cost ex-downtimes
Δ Wood
Δ Input
Δ Fixed Cost
2018 Cash Cost ex-downtimes

Pulp cash cost in 2018 was 619/t excluding shutdowns (vs. R$ 618/t in 2017) and R$647/t including shutdowns (vs. R$637/ton in 2017).

Pulp Cash Cost ex-downtime (R$/ton)


546
111
168
266
26
54
12
638
123
222
293
4Q17 Cash Cost ex-downtimes
Δ Wood
Δ Input
Δ Fixed Cost
4Q18 Cash Cost ex-downtimes

Selling expenses came to R$175 million in 4Q18, down 25% from 3Q18, mainly due to the lower sales volume. The same reason explains the 6% decrease compared to 4Q17. Selling expenses as a ratio of net revenue were 4% (3Q18: 4% | 4Q17: 5%).

General and administrative expenses totaled R$124 million, increasing 24% and 43%, respectively, from 3Q18 and 4Q17, primarily due to higher expenses with outsourced services. General and administrative expenses as a ratio of net revenue stood at 3%, up 1 p.p. from 3Q18 and 4Q17.

Other operating expenses amounted to R$335 million in 4Q18, compared to other operating expenses of R$61 million in 3Q18 and R$118 million in 4Q17. The variation compared to 3Q18 is chiefly due to: (i) higher expenses with variable compensation, which, in turn, was impacted by the liability resulting from the transaction with Suzano (Commitment to Voting and Assumption of Obligations – Appendix C – item 7 (xi)); and (ii) the revaluation of biological assets. Compared to 4Q17, the variation is mainly due to the impact of variable compensation plans (explained above), increase in contingencies and asset write-offs, which were partially offset by lower expenses resulting from the revaluation of biological assets.

5

4Q18 Results


Adjusted EBITDA (R$ and US$ million) and EBITDA Margin (%)(1)
54%
63%
57%
1,955
514
3,269
827
1,981
610
4Q18
3Q18
4Q17
Adjusted EBITDA (R$ million)
Adjusted EBITDA (US$ million)


Adjusted EBITDA/t(1)
1,498
393
1,858
469
1,206
371
4Q18
3Q18
4Q17
Adjusted EBITDA R$/ton
Adjusted EBITDA US$/ton

(1) Excludes volume sold due to the agreement with Klabin

Adjusted EBITDA in 4Q18 totaled R$1,955 million, with EBITDA margin of 54% (excluding revenue from the agreement with Klabin). The decline in relation to 3Q18 is mainly explained by lower sales volume (-28%), the increase in other operating expenses, as explained above, and the 4% depreciation in the average U.S. dollar against the Brazilian real during the period, partially offset mostly by lower cash COGS, which, in turn, is explained by the lower sales volume. Compared to 4Q17, adjusted EBITDA remained practically stable, mainly due to the decline in sales volume and the increase in other operating expenses, offset by the 12% increase in the average net price in U.S. dollar and the 15% appreciation of the average U.S. dollar against the Brazilian real. The following chart shows the main variations in the quarter:


Adjusted EBITDA 4Q18 vs. 3Q18
(R$ million)
3,269
(7)
3,262
(1,617)
(206)
585
57
(24)
(274)
1,782
173
1,955
3Q18 Adjusted EBITDA
Non-recurring effects / non-cash (1)
3Q18 EBITDA
Volume
Price/Exchange Variation
COGS
S&M
G&A
Other oper. Expenses
4Q18 EBITDA
Non-recurring effects / non-cash(1)
4Q18 Adjusted EBITDA

(1) Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income, tax credits, reappraisal of biological assets and recovery of contingencies.

6

4Q18 Results

Financial Income and Expenses

(R$ million)	4Q18	3Q18	4Q17	2018	2017	4Q18 vs 3Q18	4Q18 vs 4Q17	2018 vs 2017
Financial Income (including hedge result)	**532**	**(9)**	**(55)**	**224**	**580**	-	-	-
Interest on financial investments	100	86	73	310	342	*16%*	*37%*	*-9%*
Hedging(1)	432	(95)	(128)	(86)	238	-	-	-
Financial Expenses	**(284)**	**(308)**	**(280)**	**(1,129)**	**(967)**	***-8%***	***1%***	***17%***
Interest - loans and financing (local currency)	(145)	(162)	(156)	(598)	(651)	*-10%*	*-7%*	*-8%*
Interest - loans and financing (foreign currency)	(140)	(148)	(127)	(540)	(455)	*-5%*	*10%*	*19%*
Capitalized interest(2)	1	2	3	9	139	-	-	-
Monetary and Exchange Variations	**280**	**(444)**	**(407)**	**(1,744)**	**(277)**	***-163%***	***-169%***	-
Foreign Monetary and Exchange Variations - Debt	418	(493)	(475)	(1,885)	(233)	*-185%*	*-188%*	-
Foreign Exchange Variations - Other	(138)	49	68	141	(44)	*-382%*	*-303%*	-
Other Financial Income / Expenses(2)	**(96)**	**(67)**	**(39)**	**(256)**	**(119)**	***43%***	***146%***	-
Other Financial Income	15	12	14	56	77	*25%*	*7%*	*-27%*
Other Financial Expenses	(111)	(79)	(53)	(312)	(196)	*41%*	*109%*	*59%*
Net Financial Result	**432**	**(828)**	**(781)**	**(2,905)**	**(783)**	***-152%***	***-155%***	-

(1) Change in the marked to market (4Q18: R$ 442 million | 3Q18: R$ 140 million | 4Q17: R$(195) million), added to received and paid adjustments.

(2) Capitalized interest due to property, plant and equipment in progress.

Interest income was R$100 million in 4Q18, up 16% from 3Q18, due to the higher basic interest rate in Brazil and higher yield from foreign currency accounts. Although the cash position at the end of the period, excluding the mark-to-market adjustment of hedge instruments, was 29% lower than in the previous quarter, the decrease occurred only towards the end of the quarter, mainly due to the payment of extraordinary dividends of R$2.8 billion. Compared to 4Q17, the 37% increase was due to the higher cash position in Brazil.

Interest expenses on borrowings amounted to R$284 million in 4Q18, down R$24 million compared to 3Q18, mainly due to the lower gross debt and appreciation of the Brazilian real against the U.S. dollar, which decreased the recognition of interest owed on foreign-denominated debt, partially offset by the higher Libor rate. Compared to 4Q17, financial expenses remained stable.

The effects of exchange variation on the debt balance positively impacted the Company's results by R$418 million in the quarter, due to the 3% appreciation of the real against the dollar (4Q18: R$3.8748 | 3Q18: R$4.0039).

The mark-to-market adjustment of derivative instruments on December 31, 2018 was positive at R$263 million, compared to an expense of R$178 million from the mark-to-market adjustment on September 30, 2018, representing a positive variation of R$441 million. Cash disbursement, which refers to the settlement of operations that matured during the period, was R$10 million on the debt hedge. The following table reflects the position of derivative hedging instruments at the end of December:

7

4Q18 Results

Swaps	Maturity	Notional (MM)		Fair Value	
		dec/18	sep/18	dec/18	sep/18
Receive					
US Dollar Libor (1)	-	$ -	$ -	R$ -	R$ -
Brazilian Real CDI (2)	aug/20	R$ 86	R$ 86	R$ 88	R$ 87
Brazilian Real TJLP (3)	-	R$ -	R$ -	R$ -	R$ -
Brazilian Fixed (4)	jul/19	R$ 39	R$ 56	R$ 39	R$ 54
Brazilian Real IPCA (5)	sep/23	R$ 1,028	R$ 1,028	R$ 1,187	R$ 1,105
Receive Total (a)				**R$ 1,314**	**R$ 1,246**
Pay					
US Dollar Fixed (1)	-	$ -	$ -	R$ -	R$ -
US Dollar Fixed (2)	aug/20	$ 43	$ 171	R$ (170)	R$ (174)
US Dollar Fixed (3)	-	$ -	$ -	R$ -	R$ -
US Dollar Fixed (4)	jul/19	$ 17	$ 32	R$ (65)	R$ (95)
Brazilian Real CDI (5)	sep/23	R$ 1,028	$ 1,028	R$ (1,054)	R$ (1,033)
Pay Total (b)				**R$ (1,289)**	**R$ (1,302)**
Net (a+b)				**R$ 25**	**R$ (56)**
Option					
US Dollar Options	até 16M	$ 3,035	$ 2,355	R$ (8)	R$ (262)
Options Total (c)				**R$ (8)**	**R$ (262)**
Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements					
Receive					
US Dollar Fixed	jan/35	$ 724	$ 757	R$ 246	R$ 140
Pay					
US Dollar CPI	jan/35	$ 724	$ 757	R$ -	R$ -
Embedded Derivatives Total (d)				**R$ 246**	**R$ 140**
Net (a+b+c+d)				**R$ 263**	**R$ (178)**

Net Income (Loss)

In 4Q18, the Company posted net income of R$1,525 million, compared to R$1,130 million in 3Q18 and R$280 million in 4Q17. The 35% increase compared to 3Q18 is mainly explained by exchange variation and the positive hedge result (negative result in the previous quarter), offset by the lower operating result, as explained previously. Compared to 4Q17, the increase is mainly due to the positive financial result.

The following chart shows the main factors influencing net income (loss) in 4Q18, starting with Adjusted EBITDA in the same period:

8

4Q18 Results


4Q18 Net Income (R$ million)
1,955
418
432
(184)
(557)
(131)
(408)
1,525
4Q18 Adjusted EBITDA
Δ Debt Exchange Variation
MtM hedge debt
Net Interest
Depreciation, amortization and depletion
Income Taxes
Other(1)
4Q18 Net Profit (Loss)

(1) Includes other exchange variations and inflation adjustments, other financial income/expenses and other operating income/expenses.

Debt

	Unit	Dec/18	Sep/18	Dec/17	*Dec/18 vs Sep/18*	*Dec/18 vs Dec/17*
Gross Debt	**R$ million**	**20,667**	**21,351**	**19,299**	*-3%*	*7%*
Gross Debt in R$	R$ million	8,260	8,042	7,952	*3%*	*4%*
Gross Debt in US$[1]	R$ million	12,407	13,309	11,347	*-7%*	*9%*
Average maturity	**months**	**52**	**55**	**60**	*-3*	*-8*
Cost of debt (foreign currency) [2]	**% p.a.**	**4.5%**	**4.5%**	**4.5%**	*0.0 p.p.*	*0.0 p.p.*
Cost of debt (local currency) [2]	**% p.a.**	**8.4%**	**8.7%**	**8.2%**	*-0.3 p.p.*	*0.2 p.p.*
Short-term debt	**%**	**15%**	**11%**	**5%**	*4 p.p.*	*10 p.p.*
Cash and market securities in R$	R$ million	4,686	5,254	3,251	*-11%*	*44%*
Cash and market securities in US$	R$ million	1,598	3,554	3,583	*-55%*	*-55%*
Fair value of derivative instruments	R$ million	263	(178)	134	*-248%*	*96%*
Cash and cash Equivalents [3]	**R$ million**	**6,547**	**8,630**	**6,968**	*-24%*	*-6%*
Net Debt	**R$ million**	**14,120**	**12,721**	**12,331**	*11%*	*15%*
Net Debt/EBITDA (in US$)	**x**	**1.5**	**1.3**	**2.5**	*0.2*	*-1.0*
Net Debt/EBITDA (in US$)[4]	**x**	**1.4**	**1.2**	**2.4**	*0.2*	*-1.0*

(1) Includes BRL to USD sw ap contracts. The original debt in dollars w as R$ 12,161 million (59% of the total debt) and debt in reais w as R$ 8,506 million (41% of the debt)
(2 The costs are calculated considering the debt sw ap
(3) Includes the fair value of derivative instruments
(4) For covenant purposes

Gross debt on December 31, 2018 was R$ 20,667 million, down R$ 684 million or 3% compared to the end of 3Q18. The following chart shows the changes in gross debt during the quarter:


Gross Debt (R$ million)
21,351
236
(506)
(290)
284
(418)
10
20,667
Gross Debt Set/2018
Loans
Principal Payment
Interest Payment
Interest Accrual
Foreign Exchange Variation
Others
Gross Debt Dec/2018

9

4Q18 Results

On December 31, the leverage ratio increased to 1.4x in USD and to 1.5x in BRL (vs. 1.2x in USD and 1.3x in BRL in 3Q18).

The total average cost[1] of Fibria's debt measured in USD was 4.2% p.a. (Sept/18: 3.9% p.a. | Dec/17: 3.4% p.a.), which is composed of the average cost of bank debt in local currency of 8.4% p.a. (Sept/18: 8.7% p.a. | Dec/17: 8.2% p.a.), which declined due to the drop in the future DI interest rate curve, and the cost in foreign currency of 4.5% p.a. (Sept/18: 4.5% p.a. | Dec/17: 4.5% p.a.). The following charts show Fibria's debt by instrument, index and currency (including debt swaps):


Gross Debt by Type
2%
16%
24%
1%
7%
14%
36%
Pre-Payment
ACC
Bond
BNDES
Finnvera
NCE
ARC
Others


Gross Debt by Index
7%
23%
21%
10%
39%
Libor
Pre Fixed
TJLP
CDI
Others


Gross Debt by Currency
40%
60%
Local currency
Foreign currency

(1) Total average cost, considering debt in reais adjusted by the market swap curve.

The average term of total debt was 52 months in December 2018, compared to 55 months in September 2018 and 60 months in December 2017. The following chart shows the debt amortization schedule of Fibria's total debt:


Amortization Schedule
(R$ million)
Revolver
Cash on hand¹
7,284
1,000
6,284
3,076
1,448
1,628
2,094
1,651
443
1,905
390
1,515
2,633
1,892
741
1,985
1,784
201
2,863
364
2,499
3,006
533
2,473
383
2,722
2,661
Liquidity
2019
2020
2021
2022
2023
2024
2025
2026
2027

(1) Not including the mark-to-market of hedge instruments.

The balance of cash and cash equivalents on December 31, 2018 was R$6,547 million, including the R$263 million gain from the mark-to-market adjustment of hedge instruments. Excluding the effect of the mark-to-market adjustment of cash, 75% was invested in local currency, in government bonds and fixed-income instruments, while the balance was invested in short-term investments abroad.

10

4Q18 Results

The Company has one untapped revolving credit facility in local currency in the amount of R$1,000 million, which is available until 2021, at a cost of CDI plus 2.5% p.a. when used (0.40% p.a. while on stand-by). This facility, although untapped, helps to improve the company's liquidity conditions. As a result, the current cash position of R$6,547 million plus this line of R$1,000 million amounts to a readily available cash position of R$7,547 million. Accordingly, the ratio of cash (including the stand-by credit facility) to short-term debt stood at 2.5x on December 31, 2018.

The following chart shows the evolution in Fibria's net debt and leverage ratio since December 2017:

Net debt / EBITDA (x)


(R$)
(US$)
2.5
2.4
2.1
2.0
1.8
1.6
1.3
1.2
1.5
1.4
12,331
3,728
12,774
3,843
13,804
3,580
12,721
3,177
14,120
3,644
Dec/17
Mar/18
Jun/18
Sep/18
Dec/18
Net Debt (R$ million)
Net Debt (US$ million)

Capital Expenditure

(R$ million)	4Q18	3Q18	4Q17	4Q18 vs 3Q18	4Q18 vs 4Q17	2018	2017	2018 vs 2017
Industrial Expansion - H2 Project	54	47	286	16%	-81%	322	2,300	-86%
Forest Expansion - H2 Project	-	-	62	-	-	-	238	-
Subtotal Expansion	**54**	**47**	**348**	**16%**	**-84%**	**322**	**2,538**	**-87%**
Safety/Environment	28	17	16	70%	72%	66	48	38%
Forestry Renewal	600	560	436	7%	37%	2,034	1,529	33%
Maintenance, IT, Modernization	**175**	**128**	**129**	**37%**	**35%**	**566**	**484**	**17%**
Maintenance	146	110	106	32%	38%	487	370	32%
IT	8	5	10	57%	-23%	19	16	18%
Modernization	22	13	14	71%	58%	61	99	-38%
Subtotal Maintenance	**803**	**704**	**582**	**14%**	**38%**	**2,667**	**2,062**	**29%**
Land acquisition	**146**	**0**	**15**	**-**	**-**	**574**	**18**	**-**
Pulp logistics	**150**	**35**	**18**	**-**	**-**	**348**	**48**	**-**
Others	**1**	**2**	**2**	**-**	**-21%**	**4**	**5**	**-11%**
Total Capex	**1,154**	**788**	**964**	**47%**	**20%**	**3,916**	**4,670**	**-16%**

Capex in the quarter totaled R$1,154 million, increasing 47% from 3Q18, mainly due to the acquisition of rural properties, increased expenses with logistics projects and higher investments in maintenance. Compared to 4Q17, the increase was due to higher expenses with maintenance, land acquisition and logistics projects, partially offset by lower expenses with the H2 Project.

11

4Q18 Results Capital Markets Equity Average Daily Trading Volume (US$ million) Average Daily Shares Volume (million shares) 140 16 14 12 10 8 6 4 2 0 120 2.8 million shares 100 80 60 40 20 0 Oct-18 Nov-18 Dec-18 Oct-18 Nov-18 Dec-18 B3 NYSE B3 NYSE Average daily trading volume in Fibria stock in the quarter was approximately 2.8 million shares, up 5% from 3Q18. Average daily financial trading volume in the stock was US$50.2 million in 4Q18, down 3% from 3Q18, of which US$33.5 million was on the São Paulo Stock Exchange (B3) and US$16.7 million on the New York Stock Exchange (NYSE). Total Free Float (B3 + NYSE) Votorantim S.A. 162,974,335 29.43 Board of Directors, Fiscal Council and Executive Officers 51,064 0.01 Fore ign 54% m e s tic (Brazil) 46% TOTAL 553,733,881 100.00 On December 31, 2018, the Company's capital stock consisted of 553,733,881 common shares. The number of shares comprising free-float was 229,625,801 (41.47%), which are traded on the B3 and the NYSE, 54% of them held by foreign investors and 46% by local investors. Fibria’s market capitalization on December 31, 2018 was R$37.4 billion. Fixed Income Unit Dec/18 Sep/18 Dec/17 Sep/18 Dec/17 Fibria 2024 - Price USD/k 102.0 100.6 107.4 1% -5% Fibria 2025 - Price USD/k 94.7 92.7 - 2% - Fibria 2027 - Price USD/k 101.0 99.2 107.5 2% -6% 12 Treasury 10 y % 2.7 3.1 2.4 -0.4 p.p. 0.3 p.p. Fibria 2027 - Yield % 5.3 5.6 4.5 -0.3 p.p. 0.9 p.p. Fibria 2025 - Yield % 5.0 5.4 - -0.4 p.p. - Dec/18 vs Dec/18 vs Fibria 2024 - Yield % 4.8 5.1 3.9 -0.3 p.p. 0.9 p.p. Free Float 229,625,801 41.47 BNDESPar 161,082,681 29.09 Shareholders Structure Common Shares % Daily average 4Q18: Daily average 4Q18: US$50.2 million

4Q18 Results

Appendix I – Gross Sales vs. Volume vs. Price

4Q18 vs 3Q18	Sales (Tons)		Net Revenue (R$ 000)		Avge Price (R$/Ton)		4Q18 vs 3Q18 (%)			Avge Price (US$/Ton)		4Q18 vs 3Q18 (%)
	4Q18	3Q18	4Q18	3Q18	4Q18	3Q18	Tons	Revenue	Avge Price	4Q18	3Q18	Avge Price
Pulp												
Domestic Sales	164,118	191,783	414,155	488,135	2,524	2,545	(14.4)	(15.2)	(0.9)	663	644	3.1
Foreign Sales	1,275,450	1,796,583	3,575,909	5,322,097	2,804	2,962	(29.0)	(32.8)	(5.4)	737	749	(1.6)
Total	**1,439,568**	**1,988,366**	**3,990,064**	**5,810,232**	**2,772**	**2,922**	**(27.6)**	**(31.3)**	**(5.1)**	**728**	**739**	**(1.4)**

4Q18 vs 4Q17	Sales (Tons)		Net Revenue (R$ 000)		Avge Price (R$/Ton)		4Q18 vs 4Q17 (%)			Avge Price (US$/Ton)		4Q18 vs 4Q17 (%)
	4Q18	4Q17	4Q18	4Q17	4Q18	4Q17	Tons	Revenue	Avge Price	4Q18	4Q17	Avge Price
Pulp												
Domestic Sales	164,118	184,160	414,155	324,510	2,524	1,762	(10.9)	27.6	43.2	663	542	22.3
Foreign Sales	1,275,450	1,712,410	3,575,909	3,700,105	2,804	2,161	(25.5)	(3.4)	29.8	737	665	10.8
Total	**1,439,568**	**1,896,569**	**3,990,064**	**4,024,615**	**2,772**	**2,122**	**(24.1)**	**(0.9)**	**30.6**	**728**	**653**	**11.5**

2018 vs 2017	Sales (Tons)		Net Revenue (R$ 000)		Avge Price (R$/Ton)		2018 vs 2017 (%)			Avge Price (US$/Ton)		2018 vs 2017 (%)
	2018	2017	2018	2017	2018	2017	Tons	Revenue	Avge Price	2018	2017	Avge Price
Pulp												
Domestic Sales	703,845	662,010	1,637,097	1,025,783	2,326	1,549	6.3	59.6	50.1	636	485	31.2
Foreign sales	6,082,764	5,550,483	16,530,227	10,621,068	2,718	1,914	9.6	55.6	42.0	744	599	24.1
Total	**6,786,610**	**6,212,493**	**18,167,325**	**11,646,851**	**2,677**	**1,875**	**9.2**	**56.0**	**42.8**	**732**	**587**	**24.8**

13

4Q18 Results

Appendix II – Income Statement

INCOME STATEMENT - CONSOLIDATED (R$ million)	4Q18		3Q18		4Q17		4Q18 vs 3Q18	4Q18 vs 4Q17
	R$	AV%	R$	AV%	R$	AV%	(%)	(%)
Net Revenue	4,013	100%	5,836	100%	4,047	100%	-31%	-1%
Domestic Sales	437	11%	514	9%	347	9%	-15%	26%
Foreign Sales	3,576	89%	5,322	91%	3,700	91%	-33%	-3%
Cost of sales	(2,154)	-54%	(2,929)	-50%	(2,537)	-63%	-26%	-15%
Cost related to production	(1,842)	-46%	(2,466)	-42%	(2,167)	-54%	-25%	-15%
Freight	(312)	-8%	(463)	-11%	(370)	-9%	-33%	-16%
Operating Profit	**1,859**	**46%**	**2,907**	**50%**	**1,510**	**37%**	**-36%**	**23%**
Selling and marketing	(175)	-4%	(231)	-4%	(185)	-5%	-25%	-6%
General and administrative	(124)	-3%	(100)	-2%	(87)	-2%	24%	43%
Financial Result	432	11%	(828)	-14%	(781)	-19%	-	-
Equity	(0)	0%	0	0%	0	0%	-	-
Other operating (expenses) income	(335)	-8%	(61)	-1%	(118)	-3%	449%	185%
Operating Income	**1,656**	**41%**	**1,686**	**29%**	**340**	**8%**	**-2%**	**387%**
Current income taxes expenses	(822)	-20%	(19)	0%	(265)	-7%	-	-
Deffered income taxes expenses	690	17%	(538)	-9%	205	5%	-	237%
Net Income (Loss)	**1,525**	**38%**	**1,130**	**19%**	**280**	**7%**	**35%**	**444%**
Net Income (Loss) attributable to controlling equity interest	1,524	38%	1,127	19%	278	7%	35%	448%
Net Income (Loss) attributable to non-controlling equity interest	1	0%	2	0%	2	0%	-51%	-34%
Depreciation, amortization and depletion	557	14%	748	13%	687	17%	-25%	-19%
EBITDA	**1,782**	**44%**	**3,262**	**56%**	**1,808**	**45%**	**-45%**	**-1%**
Equity	0	0%	(0)	0%	(0)	0%	-	-
Fair Value of Biological Assets	63	2%	-	0%	103	3%	-	-
Fixed Assets disposals	75	2%	8	0%	34	1%	887%	124%
Accruals for losses on ICMS credits	35	1%	(0)	0%	38	1%	-	-8%
Tax Credits/Reversal of provision for contingencies	(0)	0%	(0)	0%	(0)	0%	-4%	-
EBITDA adjusted (*)	**1,955**	**49%**	**3,269**	**56%**	**1,981**	**49%**	**-40%**	**-1%**
EBITDA margin pro-forma	**1,955**	**54%**	**3,269**	**63%**	**1,981**	**57%**	**-40%**	**-1%**

(*) Calculation excludes pulp sales from agreement hith Klabin

Income Statement - Consolidated (R$ million)	2018		2017		2018 vs 2017
	R$	AV%	R$	AV%	(%)
Net Revenue	18,264	100%	11,739	100%	56%
Domestic Sales	1,734	9%	1,118	10%	55%
Foreign Sales	16,530	91%	10,621	90%	56%
Cost of sales	(9,904)	-54%	(8,248)	-70%	20%
Cost related to production	(8,392)	-46%	(7,168)	-61%	17%
Freight	(1,513)	-8%	(1,081)	-9%	40%
Operating Profit	**8,360**	**46%**	**3,491**	**30%**	**139%**
Selling and marketing	(813)	-4%	(547)	-5%	49%
General and administrative	(392)	-2%	(286)	-2%	37%
Financial Result	(2,906)	-16%	(783)	-7%	271%
Equity	1	0%	0	0%	-
Other operating (expenses) income	(434)	-2%	(340)	-3%	28%
LAIR	**3,816**	**21%**	**1,535**	**13%**	**148%**
Current income taxes expenses	(885)	-5%	(316)	-3%	180%
Deffered income taxes expenses	129	1%	(126)	-1%	-
Net Income (Loss)	**3,060**	**17%**	**1,093**	**9%**	**180%**
Net Income (Loss) attributable to controlling equity interest	3,052	17%	1,085	9%	181%
Net Income (Loss) attributable to non-controlling equity interest	8	0%	8	0%	-4%
Depreciation, amortization and depletion	2,637	14%	2,205	19%	20%
EBITDA	**9,358**	**51%**	**4,523**	**39%**	**107%**
Equity	(1)	0%	(0)	0%	0%
Fair Value of Biological Assets	(27)	0%	326	3%	-
Property, Plant and Equipment disposal	108	1%	(7)	0%	-
Accruals for losses on ICMS credits	109	1%	114	1%	-5%
Tax Incentive	(2)	0%	(5)	0%	-
EBITDA adjusted	**9,547**	**52%**	**4,952**	**42%**	**93%**
EBITDA margin pro-forma	**9,547**	**58%**	**4,952**	**49%**	**93%**

(*) Calculation excludes pulp sales from agreement with Klabin

14

4Q18 Results

Appendix III – Balance Sheet

BALANCE SHEET (R$ million)							
ASSETS	**Dec/18**	**Sep/18**	**Dec/17**	**LIABILITIES**	**Dec/18**	**Sep/18**	**Dec/17**
CURRENT	**12,128**	**15,820**	**10,530**	**CURRENT**	**8,299**	**6,621**	**5,790**
Cash and cash equivalents	1,795	4,946	4,052	Short-term debt	3,076	2,286	1,693
Securities	4,316	3,692	2,619	Derivative instruments	276	418	152
Derivative instruments	211	79	124	Trade Accounts Payable	3,534	3,345	3,110
Trade accounts receivable, net	1,325	2,146	1,193	Payroll and related charges	402	212	202
Inventories	4,008	2,948	2,080	Tax Liability	129	185	246
Recoverable taxes	261	1,730	273	Dividends and interest attributable to capital payable	731	6	262
Others	211	278	188	Others	151	169	125
NON CURRENT	**3,772**	**2,180**	**4,063**	**NON CURRENT**	**18,297**	**19,866**	**18,254**
Marketable securities	173	170	162	Long-term debt	17,591	19,064	17,606
Derivative instruments	455	336	324	Accrued liabilities for legal proceedings	211	205	166
Deferred income taxes	821	124	753	Derivative instruments	126	176	163
Recoverable taxes	1,224	569	1,868	Others	369	420	319
Fostered advance	662	661	645				
Others	437	318	311				
Investments	**200**	**188**	**153**	**Equity attributable to shareholders of the Company**	**14,149**	**16,137**	**14,577**
Property, plant & equipment , net	15,599	15,483	15,102	Issued Share Capital	9,729	9,729	9,729
Biological assets	4,580	4,472	4,253	Capital Reserve	14	20	13
Intangible assets	4,539	4,555	4,592	Statutory Reserve	612	3,249	2,476
				Equity valuation adjustment	3,794	3,158	2,382
				Treasury stock	-	(19)	(23)
				Equity attributable to non-controlling interests	74	75	73
				TOTAL SHAREHOLDERS' EQUITY	**14,223**	**16,212**	**14,650**
TOTAL ASSETS	**40,819**	**42,699**	**38,693**	**TOTAL LIABILITIES**	**40,819**	**42,699**	**38,693**

15

4Q18 Results

Appendix IV – Cash Flow

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million)	4Q18	3Q18	4Q17	2018	2017
INCOME (LOSS) BEFORE TAXES ON INCOME	**1,656**	**1,686**	**340**	**3,816**	**1,535**
Adjusted by					
(+) Depreciation, depletion and amortization	557	748	687	2,637	2,205
(+) Foreign exchange losses, net	(280)	444	407	1,745	277
(+) Change in fair value of derivative financial instruments	(432)	95	128	87	(238)
(+) Equity in losses of jointly-venture	0	(0)	(0)	(1)	(0)
(+) Fair value of biological assets	63	-	103	(27)	326
(+) (Gain)/loss on disposal of property, plant and equipment	75	8	15	108	(26)
(+) Interest and gain and losses in marketable securities	(78)	(59)	(55)	(226)	(273)
(+) Interest expense	284	308	280	1,128	967
(+) Impairment of recoverable ICMS	35	(0)	38	109	114
(+) Provisions and other	15	12	47	49	71
(+) Program Stock Options	(4)	0	1	(3)	3
Decrease (increase) in assets					
Trade accounts receivable	725	(609)	(358)	13	(513)
Inventories	(818)	(168)	48	(1,506)	(108)
Recoverable taxes	782	(84)	6	564	(386)
Other assets/advances to suppliers	(59)	(96)	(78)	(127)	(123)
Increase (decrease) in liabilities					
Trade payable	232	244	197	167	1,195
Taxes payable	(855)	56	(167)	(880)	(200)
Payroll, profit sharing and related charges	190	58	15	200	34
Other payable	(32)	(13)	(0)	30	50
Cash provided by operating activities					
Interest received	72	43	46	194	275
Interest paid	(290)	(386)	(301)	(1,135)	(1,046)
Income taxes paid	(10)	(39)	(9)	(68)	(36)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**1,832**	**2,247**	**1,387**	**6,874**	**4,106**
Cash flows from investing activities					
Acquisition of property, plant and equipment and intangible assets and forests	(1,124)	(745)	(949)	(3,802)	(4,636)
Advances for acquisition of timber from forestry partnership program	(30)	(42)	(15)	(114)	(36)
Marketable securities, net	(621)	409	866	(1,675)	(745)
Proceeds from sale of property, plant and equipment	2	8	3	16	27
Derivative transactions settled	(10)	(235)	67	(216)	122
Acquisition of interest in subsidary	-	-	-	-	(19)
Capital Increase	(19)	-	-		-
Proceeds from sale of investment - Losango Project	-	-	-	-	202
Others	-	-	-	-	-
NET CASH USED IN INVESTING ACTIVITIES	**(1,802)**	**(606)**	**(28)**	**(5,813)**	**(5,086)**
Cash flows from financing activities					
Borrowings	232	117	4,786	1,344	8,499
Repayments - principal amount	(506)	(221)	(5,024)	(1,922)	(5,710)
Dividends paid	(2,786)	(0)	(0)	(3,046)	(395)
Repurchase of shares	-	-	-	-	(17)
Treasury	9	-	-	11	-
Other	(2)	1	4	4	10
NET CASH USED IN FINANCING ACTIVITIES	**(3,053)**	**(103)**	**(235)**	**(3,609)**	**2,387**
Effect of exchange rate changes on cash and cash equivalents	(128)	124	82	292	(15)
Net increase (decrease) in cash and cash equivalents	(3,151)	1,663	1,207	(2,257)	1,392
Cash and cash equivalents at beginning of year	4,946	3,283	2,845	4,052	2,660
Cash and cash equivalents at end of year	1,795	4,946	4,052	1,795	4,052

16

4Q18 Results Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) (+/-) Financial results, net (432) 828 781 (+) Depreciation, amortization and depletion 557 748 687 (+) Equity 0 (0) (0) (+/-) Loss (gain) on disposal of property, plant and equipment 75 8 34 (-) Tax credits/reversal of provision for contingencies (0) (0) (0) EBITDA is not a standard measure established by Brazilian or international accounting rules and represents earnings (losses) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527, of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, gains (losses) from write-offs of fixed assets, the fair value of biological assets and tax credits/reversal of provision for contingencies, in order to provide better information on its ability to generate cash, pay debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or as an indicator of liquidity for the periods presented. 17 EBITDA Adjusted 1,955 3,269 1,981 (+) Accrual for losses on ICMS credits 35 (0) 38 (-) Fair Value of Biological Assets 63 - 103 EBITDA 1,782 3,262 1,808 (+) Taxes on income 131 557 60 Adjusted EBITDA (R$ million) 4Q18 3Q18 4Q17 Income (loss) of the period 1,525 1,130 280

4Q18 Results

Appendix VI – Financial and Operating Data

Exchange Rate (R$/US$)	4Q18	3Q18	2Q18	4Q17	4Q18 vs 3Q18	4Q18 vs 4Q17
Closing	3.8748	4.0039	3.8558	3.3080	-3%	17%
Average	3.8049	3.9533	3.6046	3.2474	-4%	17%

Pulp net revenues distribution, by region	4Q18	3Q18	4Q17	4Q18 vs 3Q18	4Q18 vs 4Q17	2018
Europe	37%	32%	28%	5 p.p.	9 p.p.	33%
North America	27%	14%	20%	13 p.p.	7 p.p.	17%
Asia	25%	45%	43%	-20 p.p.	-18 p.p.	40%
Brazil / Others	11%	9%	9%	2 p.p.	2 p.p.	9%

Pulp price - FOEX BHKP (US$/t)	4Q18	3Q18	4Q17	4Q18 vs 3Q18	4Q18 vs 4Q17	2018
PIX Europe	1,045	1,050	940	0%	11%	1,037
PIX China	742	770	723	-4%	3%	760

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019

Fibria Celulose S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director